
06013250

Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(13)
May 2, 2006 at 1:00 pm


SEC MAIL
RECEIVED
PROCESSING
MAY 09 2006
WASH. D.C.
135
SECTION

AMER SPORTS CORPORATION'S INTERIM REPORT, JANUARY-MARCH 2006, IFRS
Net sales up 8%.

- Amer Sports' net sales grew by 8% to EUR 417.4 million (EUR 385.0 million in 2005). Comparable net sales in local currencies were up 3%.
- Earnings before interest and taxes (EBIT) amounted to EUR 1.6 million (-3.0) and earnings per share to EUR -0.03 (-0.07).
- Salomon's net sales rose by 12%. Also EBIT improved from last year's level.
- The three-year turnaround initiative to improve profitability kicked off at Salomon last December is progressing in line with plans.
- In the reporting of profit and loss statement information and earnings per share for 2006, Amer Sports will use pro forma figures for 2005 - in which Salomon has been accounted for as from January 1, 2005 - as its comparison information.
- It is expected that Amer Sports' net sales in 2006 will amount to EUR 1.8 billion (2005: EUR 1,732 million). Earnings per share in 2006 are expected to come in at EUR 0.90-1.05.

EUR million	1-3/2006	Pro forma 1-3/2005	Change, %	Pro forma 2005
Net sales	417.4	385.0	8	1,732.0
Gross profit	153.8	143.5	7	684.4
EBIT	1.6	-3.0		117.1
Financing income and expenses	-4.9	-5.0		-24.0
Earnings before taxes	-3.3	-8.0		93.1
Net result	-2.4	-5.0		62.2
Earnings per share, EUR	-0.03	-0.07		0.87

CEO Roger Talermo:

"The trend in the sports and leisure markets was favorable in the first months of the year. The winter sports equipment and apparel trade in particular benefited from the good winter season.

"Amer Sports' net sales grew by 8% in January-March. Of the business segments, Precor and Salomon saw particularly good growth.

"Our key objective in 2006 is to pave the way for improving the profitability of Salomon. In December last year, we started up a three-year turnaround initiative which focus during current year is on codetermination negotiations in France and the restructuring of industrial production. The initiative is proceeding in line with expectations and the estimated schedule.

"The sales of the Golf Division have not measured up to plans. One of the factors that cut into sales was the focus on the major customers in the United States in line with the new distribution strategy. The effects of measures to improve profitability are not as yet fully evident in the result.

"The setting up of the unit that will coordinate the Asian subcontracting of all our brands is progressing in line with plans. By standardizing operations, we seek cost-effectiveness and synergies in sourcing."

For further information, please contact:

Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210

Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

A press conference on Amer Sports' financial results for the January-March period of 2006 will be held for analysts and the media today at 3 pm Finnish time at Amer Sports' Helsinki headquarters (Mäkelänkatu 91).

AMER SPORTS CORPORATION'S INTERIM REPORT, JANUARY-MARCH 2006 (IFRS)

Amer Sports has revised its segment reporting. The redefined business segments are Salomon, Wilson, Precor, Atomic and Suunto. The new segment structure is in line with the Group's current organization structure and managerial reporting. The revision came into force on January 1, 2006.

Salomon has been divided into the following business areas: Winter Sports Equipment, Apparel and Footwear as well as Mavic. Wilson's business areas are Racquet Sports, Team Sports and Golf. Net sales figures will be reported for these business areas.

The Group's geographical segments will remain unchanged, and they are the Americas, EMEA (Europe, Middle East and Africa) and Asia Pacific (including Japan and Australia).

Use of pro forma figures as comparison information

In the reporting of profit and loss statement information and earnings per share for 2006, Amer Sports will use pro forma figures for 2005 - in which Salomon has been accounted for as from January 1, 2005 - as its comparison information. The figures do not include non-recurring items related to the Salomon acquisition.

The Group's pro forma financing income and expenses for 2005 have been estimated using a capital structure that assumes Salomon had been acquired at the beginning of 2005. Pro forma taxes have been assessed in accordance with ordinary tax rates without the effect of non-recurring items. Pro forma comparisons will not be made in the case of the balance sheet and other key figures. The tables of the Interim Report also include comparison information on the figures reported last year.

A separate stock exchange release on the changes in segment reporting and the use of pro forma figures was published on April 20, 2006.

NET SALES AND EBIT IN JANUARY-MARCH

Amer Sports' net sales grew by 8% to EUR 417.4 million in January-March 2006 (EUR 385.0 million in 2005). Comparable net sales in local currencies were up 3%.

Net sales by business segment were as follows: Salomon, 29%, Wilson, 43%, Precor, 17%, Atomic, 6% and Suunto, 5%. In local currency terms, Salomon's sales rose by 12% and Precor's by 15%. Wilson's net sales declined by 3%, Atomic's by 13% and Suunto's by 9%. The distribution of Asics products, a non-core category for Atomic, ended in Austria. Exclusive of the effect of Asics, Atomic's net sales would have risen by 8%.

Net sales by market area were as follows: the Americas (including Latin America), 53%, EMEA (Europe, the Middle East and Africa), 38%, and Asia Pacific, 9%. Sales grew by 13% in the Americas, by 2% in EMEA and by 12% in Asia Pacific.

Net sales growth in local currencies by market area was: the Americas, 3%, EMEA, 1%, and Asia Pacific, 9%.

The Group's EBIT amounted to EUR 1.6 million (-3.0).

Earnings before taxes were EUR -3.3 million (-8.0). Earnings per share were EUR -0.03 (-0.07).

Net financial expenses were EUR 4.9 million (5.0).

CAPITAL EXPENDITURE

The Group's capital expenditure on fixed assets totaled EUR 4.6 million (2.7). The Group's depreciation was EUR 8.1 million (8.2).

RESEARCH AND DEVELOPMENT

EUR 14.8 million (14.1) was invested in research and development, representing 3.5% of net sales.

FINANCIAL POSITION AND CASH FLOW

The Group's net debt was EUR 439.7 million (EUR 601.0 million on Dec. 31, 2005). The primary factor underlying the decline in net debt compared to the turn of the year was the seasonality of business operations: sales income in the winter sports business largely comes in during Q1. Cash flow from operating activities after interest and taxes was EUR 197.9 million (28.8). Net cash flow from investing activities was EUR -39.7 million (-2.6) including the remaining purchasing price of Salomon acquisition paid to adidas-Salomon AG.

Of the credit facility of EUR 575 million agreed in December 2005, EUR 250 million had been drawn down, and the undrawn binding credit facility amounted to EUR 325 million. The credit facility will mature at the end of 2010. Short-term financing is attended to with a domestic commercial paper program of EUR 500 million, of which EUR 228 million had been used on March 31, 2006.

Liquid assets amounted to EUR 45.8 million at period's end.

The equity ratio was 34.1% (54.5% on March 31, 2005) and gearing was 88% (31%).

PERSONNEL

At the end of the period, the Group had 6,845 employees (4,329). The Group had an average of 6,794 employees (4,278) during the period. At period's end, 2,684 of the employees worked in the Americas, 3,674 in EMEA and 487 in Asia Pacific.

AMER SPORTS' SHARES AND SHAREHOLDERS

At the close of the report period, Amer Sports had 14,723 registered shareholders. 55.97% (53.55%) of the shares were owned by foreigners.

During the review period, a total of 21.2 million Amer Sports shares were traded on the Helsinki Stock Exchange to a total value of EUR 350.6 million. The share turnover was 29.6%.

At the close of the period on the Helsinki Stock Exchange, the last trade in Amer Sports Corporation shares was done at a price of EUR 16.84. The high for the period on the Helsinki Stock Exchange was EUR 17.89 and the low EUR 15.20. The average share price was EUR 16.54.

The Company had a market capitalization of EUR 1,203.8 million (989.2) on March 31, 2006.

The Company's share capital totaled EUR 285,940,440 and the total number of shares in issue was 71,485,110 on March 31, 2006.

On January 27, 2006, Franklin Resources Inc announced that the total number of shares held by the funds and individual investors under its control represented 5.02% of Amer Sports Corporation's share capital and votes. On March 2, 2006, Franklin Resources Inc announced that the total number of shares held by the funds and individual investors under its control represented 4.99% of Amer Sports Corporation's share capital and votes.

At the end of the report period, the Board of Directors had no outstanding authorizations to issue shares.

RESOLUTIONS OF THE ANNUAL GENERAL MEETING

In accordance with the resolution of the Annual General Meeting held on March 15, 2006, a dividend of EUR 0.50 per share was paid. The dividend payout date was March 27, 2006.

In accordance with the Nomination Committee's proposal, the number of Board members was confirmed to be six (6) and Ilkka Brotherus, Felix Björklund, Tuomo Lähdesmäki, Timo Maasilta, Anssi Vanjoki and Roger Talermo (President and CEO) were re-elected as members of the Board of Directors until the end of the 2007 AGM.

At its first meeting immediately following the AGM, the Board of Directors elected Anssi Vanjoki as Chairman and Ilkka Brotherus as Vice Chairman. Anssi Vanjoki (Chairman of the Committee), Felix Björklund and Tuomo Lähdesmäki were elected as members of the Remuneration Committee. Ilkka Brotherus (Chairman of the Committee), Timo Maasilta and Felix Björklund were elected as members of the Nomination Committee. Tuomo Lähdesmäki (Chairman of the Committee), Ilkka Brotherus and Timo Maasilta were elected as members of the Audit Committee.

The AGM elected Authorized Public Accountants PricewaterhouseCoopers Oy to act as the auditor of the Company. The auditor in charge of the audit is Mr Göran Lindell, Authorized Public Accountant.

REMUNERATION OF MEMBERS OF THE BOARD OF DIRECTORS

The Annual General Meeting held on March 15, 2006, resolved that the following remuneration be paid to the members of the Board: Chairman EUR 50,000, Vice Chairman EUR 40,000 and other members EUR 30,000. 40% of the remuneration is being paid in the form of the Company's shares and 60% in cash. A member of the Board is not allowed to sell or transfer any of these shares during the term of their respective Board membership. However, this limitation is valid for no longer than five years after the acquisition of the shares. Amer Sports' President and CEO does not receive any additional remuneration in respect of his Board membership.

BUSINESS SEGMENTS

SALOMON

EUR million	1-3/ 2006	Pro forma 1-3/ 2005	Change, %	Pro forma 2005
Net sales				
Winter Sports Equipment	43.4	38.3	13	348.6
Apparel and Footwear	50.8	43.5	17	175.6
Mavic	29.1	25.4	15	99.3
Net sales, total	123.3	107.2	15	623.5
EBIT	-22.4	-24.5		18.1

The trend in Salomon's Q1 sales was good. Comparable net sales in local currencies rose by 12%. The breakdown of net sales was as follows: Winter Sports Equipment, 35%, Apparel and Footwear, 41% and Mavic, 24%. The Americas generated 21% of net sales, EMEA 71% and Asia Pacific 8%. Sales rose in all market areas.

Salomon's EBIT was EUR -22.4 million. Due to seasonal variations, Salomon's deliveries of winter sports equipment largely take place in the latter half of the year, for which reason the first two quarters of the year are in the red.

Business areas

Net sales of Salomon's Winter Sports Equipment rose by 12% in local currency terms. Sales increased thanks to favorable winter conditions in almost all market areas. Of the product groups, growth was seen especially in sales of crosscountry skiing equipment.

Net sales of Apparel and Footwear grew by 12% in local currency terms. Net sales growth was boosted by excellent winter conditions and Arc'teryx's robust product portfolio.

The net sales of the bicycle component manufacturer Mavic grew by 13% in local currency terms.

The three-year turnaround initiative launched last December is progressing in line with objectives. The initiative is geared towards ensuring Salomon's future competitiveness. The implementation of synergies with Atomic is proceeding in accordance with plans.

2006 is a transitional period for Salomon - the year of the start-up of the turnaround initiative. It is expected that the effects of the initiative will become evident in 2007.

WILSON

EUR million	1-3/ 2006	1-3/ 2005	Change, %	2005
Net sales				
Racquet Sports	65.8	61.0	8	225.4
Team Sports	75.3	63.9	18	203.8
Golf	37.2	47.4	-22	141.2
Net sales, total	178.3	172.3	3	570.4
EBIT	24.3	26.1	-7	52.1
Return on capital employed (ROCE), 12-month rolling average	34.6	42.0		36.9

Wilson's comparable net sales in local currencies declined by 3%. The breakdown of net sales was as follows: Racquet Sports, 37%, Team Sports, 42% and Golf, 21%. Of the net sales, the Americas generated 69%, EMEA 19% and Asia Pacific 12%. Sales declined by 1% in the Americas, 3% in EMEA and 13% in Asia Pacific.

Wilson's EBIT was down 7% to EUR 24.3 million. The decline was due to weaker than expected earnings of the Golf Division.

Business areas

Racquet Sports continued to perform well and retained its leadership in tennis. Net sales of Racquet Sports increased by 2% in local currencies.

The development of Team Sports remained good. Net sales were up 8% in local currencies. Sales of baseball equipment grew extremely well during the sport's season underway. Sales growth was seen in other product groups as well.

Sales of the Golf Division fell short of the objective and its net sales were down 26% in local currencies. Focusing on the major customers in the United States in line with the new distribution strategy cut into the net sales of the Golf Division.

In December 2005, the Golf Division kicked off the realignment of its organization to increase operational efficiency and lower costs. The effects of the cost cuts and the reorganization measures are not as yet fully evident in the result.

PRECOR

EUR million	1-3/ 2006	1-3/ 2005	Change, %	2005
Net sales	72.9	59.0	24	252.1
EBIT	12.0	5.8	107	31.1
Return on capital employed (ROCE), 12-month rolling average	59.1	39.3		51.2

Precor's year has got off to a very good start. Net sales increased by 15% in local currencies. Of the net sales, the Americas generated 82%, EMEA 12% and Asia Pacific 6%. Sales rose by 14% in the Americas, 16% in EMEA and 18% in Asia Pacific.

Although the trend in the global demand for fitness equipment was positive, growth in the number of fitness clubs leveled off in North America. Precor's sales to fitness clubs outperformed average growth in the field. The growth was fuelled particularly by Precor's ability to deliver a "total product" that addresses commercial facilities' business needs.

The market for elliptical crosstrainers for home use grew. Precor will continue to bolster its position in home product categories.

Precor's EBIT grew substantially to EUR 12.0 million. EBIT was increased by growth in sales and the improvement in the profitability of units supplying strength equipment and entertainment systems.

ATOMIC

EUR million	1-3/ 2006	1-3/ 2005	Change, %	2005
Net sales	23.7	26.5	-11	214.0
EBIT	-9.4	-8.4		22.2
Return on capital employed (ROCE), 12-month rolling average	20.8	28.7		20.6

Atomic's net sales declined by 13% in local currencies. Of the net sales, the Americas generated 22%, EMEA 75% and Asia Pacific 3%. Sales declined by 13% in the Americas, 12% in EMEA and 26% in Asia Pacific.

The distribution of Asics products, a non-core category for Atomic, ended in Austria, depressing net sales by EUR 5.2 million. Exclusive of the effect of Asics, net sales would have risen by 8%.

Towards the end of the winter sports season, the result of operations was a loss of EUR -9.4 million (-8.4).

Atomic and Salomon will continue to engage in close cooperation to maximize winter sports synergies. The major synergy potential stems from the efficiency-boosting measures deployed in the production of alpine and crosscountry skis and alpine boots.

SUUNTO

EUR million	1-3/ 2006	1-3/ 2005	Change, %	2005
Net sales	19.2	20.0	-4	72.0
EBIT	1.1	1.7	-35	3.4
Return on capital employed (ROCE), 12-month rolling average	12.5	33.8		14.8

Suunto's net sales declined by 9% in local currencies. Of the net sales, the Americas generated 38%, EMEA 51% and Asia Pacific 11%. Sales declined by 19% in the Americas and 3% in EMEA, but rose by 5% in Asia Pacific.

Sales of diving and wristop computers, which are part of Suunto's core business, developed favorably. Diving instruments and wristop computers accounted for a total of 66% of Suunto's net sales. Suunto's total sales were weakened by the decline in sales of diving suits and watersports apparel.

Sales of Suunto's sports instruments were weakened during the second half of 2005 by a lack of PCBs caused by a fire at a supplier's premises. There were still delivery constrains which weakened sales in Q1 2006.

EBIT declined by 35% to EUR 1.1 million.

Suunto will focus on improving delivery capabilities and the fall's product launches.

OUTLOOK FOR 2006

Amer Sports is the world's No. 1 sports equipment company. Its solid position in the sports equipment market means that Amer Sports has a stable platform from which to develop its operations further in line with its strategy.

Demand for sports equipment was good in 2005. The Company estimates that the trend in demand for sports equipment will be favorable in 2006.

In 2006, Amer Sports' net sales are expected to be EUR 1.8 billion (2005: EUR 1,732 million). Earnings per share in 2006 are expected to come in at EUR 0.90-1.05.

2006 is a transitional year for Salomon. Substantial earnings improvements are expected in 2007 and 2008.

EUR million. The figures have not been audited.

CONSOLIDATED RESULTS (IFRS)

	1-3/ 2006	PRO FORMA 1-3/ 2005	Change %	PRO FORMA 1-12/ 2005
NET SALES	417.4	385.0	8	1,732.0
Cost of goods sold	-263.6	-241.5		-1,047.6
GROSS PROFIT	153.8	143.5	7	684.4
License income	5.0	4.7		19.8
Other operating income	1.2	1.3		11.1
R&D expenses	-14.8	-14.1		-58.6
Selling and marketing expenses	-109.8	-107.9		-410.9
Administrative and other expenses	-33.8	-30.5		-128.7
EARNINGS BEFORE INTEREST AND TAXES	1.6	-3.0		117.1
Financing income and expenses	-4.9	-5.0		-24.0
EARNINGS BEFORE TAXES	-3.3	-8.0		93.1
Taxes	1.0	3.0		-30.7
Minority interest	-0.1	0.0		-0.2
NET RESULT	-2.4	-5.0		62.2
Earnings per share, EUR	-0.03	-0.07		0.87
Earnings per share, diluted, EUR	-0.03	-0.07		0.86
Adjusted average number of shares in issue, million	71.5	71.4		71.4
Adjusted average number of shares in issue, diluted, million	72.4	71.8		72.0
Average rates used: EUR 1.00 = USD	1.20	1.31		1.24

CONSOLIDATED RESULTS, COMPARED TO REPORTED LAST YEAR

	1-3/ 2006	1-3/ 2005	Change %	1-12/ 2005
NET SALES	417.4	277.8	50	1,363.7
Cost of goods sold	-263.6	-164.5		-817.1
GROSS PROFIT	153.8	113.3	36	546.6
License income	5.0	3.8		16.2
Other operating income	1.2	0.7		10.4
R&D expenses	-14.8	-7.4		-39.4
Selling and marketing expenses	-109.8	-69.0		-302.6
Administrative and other expenses	-33.8	-19.9		-94.3
Non-recurring items related to the Salomon acquisition	-	-		-54.6
EARNINGS BEFORE INTEREST AND TAXES	1.6	21.5	-93	82.3
Financing income and expenses	-4.9	-0.7		-9.0
EARNINGS BEFORE TAXES	-3.3	20.8		73.3
Taxes	1.0	-6.6		2.1
Minority interest	-0.1	-0.0		-0.2
NET RESULT	-2.4	14.2		75.2
Earnings per share, EUR	-0.03	0.20		1.05
Earnings per share, diluted, EUR	-0.03	0.20		1.04
Equity per share, EUR	6.91	6.26		7.46
ROCE, % *)	7.7	16.4		11.3
ROE, %	-1.8	12.4		15.1

*) 12 months' rolling average

The relative proportion of the estimated tax charge for the full financial year has been charged against the results for the period.

NET SALES BY BUSINESS SEGMENTS

	1-3/ 2006	PRO FORMA 1-3/ 2005	Change %	PRO FORMA 1-12/ 2005
Salomon	123.3	107.2	15	623.5
Wilson	178.3	172.3	3	570.4
Precor	72.9	59.0	24	252.1
Atomic	23.7	26.5	-11	214.0
Suunto	19.2	20.0	-4	72.0
Net sales, total	417.4	385.0	8	1,732.0

EBIT BY BUSINESS SEGMENTS

	1-3/ 2006	PRO FORMA 1-3/ 2005	Change %	PRO FORMA 1-12/ 2005
Salomon	-22.4	-24.5	-	18.1
Wilson	24.3	26.1	-7	52.1
Precor	12.0	5.8	-	31.1
Atomic	-9.4	-8.4	-	22.2
Suunto	1.1	1.7	-35	3.4
Headquarters	-4.0	-3.7	-	-9.8
EBIT, total	1.6	-3.0		117.1

GEOGRAPHIC BREAKDOWN OF NET SALES

	1-3/ 2006	PRO FORMA 1-3/ 2005	Change %	PRO FORMA 1-12/ 2005
Americas	220.4	194.4	13	783.3
EMEA	157.8	155.3	2	758.3
Asia Pacific	39.2	35.3	12	190.4
Total	417.4	385.0	8	1732.0

CONSOLIDATED CASH FLOW STATEMENT

	1-3/ 2006	1-3/ 2005	1-12/ 2005
Net cash from operating activities	197.9	28.8	96.4
Net cash from investing activities	-39.7	-2.6	-471.6
Net cash from financing activities			
Dividends paid	-35.7	-32.0	-36.0
Issue of shares	-	-	0.7
Change in net debt	-125.0	7.4	441.3
Net increase/decrease in cash and cash equivalents	-2.5	1.6	30.8
Cash and cash equivalents at 1 Jan	48.3	17.3	17.9
Cash and cash equivalents at 31 Mar/ 31 Dec	45.8	18.9	48.7

CONSOLIDATED BALANCE SHEET

	31 Mar 2006	31 Mar 2005	31 Dec 2005
Assets			
Goodwill	306.5	293.2	311.7
Other intangible non-current assets	216.0	3.7	217.1
Tangible non-current assets	109.1	90.1	113.4
Other non-current assets	70.3	21.9	58.7
Inventories and work in progress	302.1	161.7	301.6
Receivables	409.6	236.6	635.1
Marketable securities	1.9	-	-
Cash and cash equivalents	43.9	18.9	48.7
Assets	1,459.4	826.1	1,686.3
Shareholders' equity and liabilities			
Shareholders' equity	497.5	450.3	536.2
Long-term interest-bearing liabilities	256.4	30.9	256.2
Other long-term liabilities	24.1	12.7	18.0
Current interest-bearing liabilities	229.1	125.5	393.5
Other current liabilities	353.8	183.7	378.3
Provisions	98.5	23.0	104.1
Shareholders' equity and liabilities	1,459.4	826.1	1,686.3
Equity ratio, %	34.1	54.5	31.8
Gearing, %	88	31	112
EUR 1.00 = USD	1.21	1.30	1.18

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Premium fund	Translation differences	Fair value and other reserves	Retained earnings	Total	Minority interest	Total shareholders' equity
Balance at 1 Jan 2005	285.7	0.8	-48.4	0.1	219.9	458.1	3.2	461.3
Translation differences			10.1			10.1		10.1
Cash flow hedges				0.1		0.1		0.1
Dividend distribution					-35.7	-35.7		-35.7
Warrants charged to results					0.3	0.3		0.3
Change in minority interests						0.0	0.0	0.0
Net result					14.2	14.2		14.2
Balance at 31 Mar 2005	285.7	0.8	-38.3	0.2	198.7	447.1	3.2	450.3
Balance at 1 Jan 2006	285.9	1.3	-14.2	-0.6	260.4	532.8	3.4	536.2
Translation differences			-7.6			-7.6		-7.6
Cash flow hedges				6.7		6.7		6.7
Dividend distribution					-35.7	-35.7		-35.7
Warrants charged to results					0.4	0.4		0.4
Change in minority interests						0.0	-0.1	-0.1
Net result					-2.4	-2.4		-2.4
Balance at 31 Mar 2006	285.9	1.3	-21.8	6.1	222.7	494.2	3.3	497.5

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

	31 Mar 2006	31 Mar 2005	31 Dec 2005
Charges on assets	-	-	2.8
Mortgages pledged	4.6	7.1	4.6
Guarantees	3.2	3.1	7.1
Liabilities for leasing and rental agreements	59.3	40.0	60.4
Other liabilities	56.0	28.1	52.9

There are no guarantees of contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

	31 Mar 2006	31 Mar 2005	31 Dec 2005
Nominal value			
Foreign exchange forward contracts	337.0	229.6	404.2
Forward rate agreements	200.0	100.0	200.0
Interest rate swaps	273.9	38.6	277.2
Fair value			
Foreign exchange forward contracts	1.6	2.5	-5.5
Forward rate agreements	0.2	0.0	0.1
Interest rate swaps	5.2	0.4	-0.1

QUARTERLY BREAKDOWNS OF NET SALES AND EBIT

	I 2006	IV 2005*)	III 2005*)	II 2005*)	I 2005*)	IV 2004	III 2004	II 2004
NET SALES								
Salomon	123.3	255.2	189.4	71.7	107.2	-	-	-
Wilson	178.3	119.7	126.1	152.3	172.3	102.4	121.5	150.3
Precor	72.9	80.7	57.9	54.5	59.0	58.6	50.1	46.3
Atomic	23.7	85.9	93.8	7.8	26.5	80.5	88.6	7.6
Suunto	19.2	17.0	16.4	18.6	20.0	19.5	18.2	20.7
Net sales, total	417.4	558.5	483.6	304.9	385.0	261.0	278.4	224.9
EBIT								
Salomon	-22.4	37.9	28.0	-23.3	-24.5	-	-	-
Wilson	24.3	2.9	6.9	16.2	26.1	7.3	6.7	15.3
Precor	12.0	13.6	7.1	4.6	5.8	7.6	4.2	2.6
Atomic	-9.4	19.0	23.7	-12.1	-8.4	20.5	24.0	-9.8
Suunto	1.1	-0.7	0.9	1.5	1.7	2.5	2.0	1.7
Headquarters	-4.0	-4.9	-3.1	1.9	-3.7	-4.0	-3.0	-4.5
EBIT, total	1.6	67.8	63.5	-11.2	-3.0	33.9	33.9	5.3

*) pro forma

All forecasts and estimates presented in this report are based on management's current judgment of the economic environment and the actual results may be significantly different.

Amer Sports' Interim Report for January 1 - June 30, 2006 will be released on August 9, 2006.

AMER SPORTS CORPORATION
Board of Directors

For further information, please contact:

Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com